Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-105130 and 333-216115 on Form S-8 and to the use of our reports dated February 13, 2019 relating to the consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada

February 14, 2019